FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca First Quarter Results 2015

Tomorrow, Friday, 24 April 2015, AstraZeneca will release first quarter results for 2015 at 07:00 bst.

An analyst presentation of the first quarter results will take place at 12:00 bst and will be accessible by a choice of two routes:

Audio webcast

The presentation will be available to download on the AstraZeneca Investor Relations website http://www.astrazeneca.com/investors/ 15 minutes before the analyst presentation begins.

Teleconference with Q&A. Dial in numbers:

UK (freephone):                                0800 694 2370
International:                                     +44 (0) 1452 557 749
Sweden (freephone):                        0200 883 079
US (freephone):                                1 866 977 7645
Conference ID:                                  7518382

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca website http://www.astrazeneca.com/investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary